FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the period ended November 1, 2002

                         Coolbrands International, Inc.
                  (formerly Yogen Fruz World-Wide Incorporated)
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |_|   Form 40-F |x|

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes |_|         No |x|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

      Materials relating to Registrant and filed pursuant to this Form 6-K include a press release relating to Coolbrands' Fourth Quarter and 2002 Fiscal Year revenues and net earnings for the period ending August 31, 2002

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        COOLBRANDS INTERNATIONAL, INC.



Date  November 5, 2002                  By  s/Aaron Serrya
     ------------------                     --------------------------
                                        Name:  Aaron Serruya
                                        Title: Executive Vice President


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                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor                        Contact: Michael Serruya
Markham, Ontario, Canada, L3R 9Y7                      Telephone: (905) 479-8762

                     FOR IMMEDIATE RELEASE: November 1, 2002

                        COOLBRANDS REPORTS RECORD RESULTS
                     FOR FOURTH QUARTER AND 2002 FISCAL YEAR

CoolBrands International Inc. (TSE: COB.A) announced its operating results for the fourth quarter, and the fiscal year, ended August 31, 2002.

Revenues and earnings continued the strong growth trends of the previous 7 consecutive fiscal quarters. Revenues for the quarter increased by 38% to $86,365,000 from $62,445,000 for the same quarter last year. Net earnings for the quarter increased by 58% to $9,101,000 ($0.18 basic and $0.17 diluted earnings per share) as compared with net earnings adjusted for the exclusion of goodwill amortization of $5,749,000 ($0.13 basic and $0.12 diluted earnings per share) for the same period last year.

For fiscal 2002, revenues increased by 36% to $242,222,000 as compared with $177,610,000 for fiscal 2001. Net earnings for fiscal 2002 increased by 64% to $20,984,000 ($0.44 basic and $0.42 diluted earnings per share) as compared with net earnings adjusted for the exclusion of goodwill amortization of $12,797,000 ($0.28 basic and diluted earnings per share) for fiscal 2001.

The growth in revenues for the fourth quarter and fiscal 2002 reflected increased sales, primarily of prepackaged consumer products. Sales for the fourth quarter increased by 42% to $83,422,000 as compared with $58,840,000 for the fourth quarter of 2001. Sales for fiscal 2002 increased by 40% to $231,932 as compared with $165,576 for fiscal 2001. Gross profit percentage for fiscal 2002 increased to 46% as compared to 43.8% for fiscal 2001, due to increased sales of higher margin products. Selling, general and administrative expenses for fiscal 2002 declined as a percentage of revenues to 32% as compared to 33% for fiscal 2001.

Commenting on the results, David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated, "During fiscal 2002, our business continued to show impressive organic growth, with sales of our branded consumer products increasing dramatically during each fiscal quarter. Management believes that each of the Company's consumer product brands, and each of the Company's reporting segments, is positioned for continued profitable growth in fiscal 2003."

During the fourth quarter, the Company purchased in separate transactions the businesses and assets of Chipwich, Inc. and Fruit-A-Freeze, Incorporated for total consideration of $11,689,000 which was paid out of the Company's operating cash flow. After paying for these acquisitions, the Company's cash position increased to $47,086,000 at August 31, 2002 as compared to $31,568,000 at August 31, 2001.

Effective September 1, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in accounting for goodwill and other intangible assets. As a result of this change, beginning with the first quarter of fiscal 2002, the Company no longer amortizes goodwill. Due to the exclusion of such amortization of goodwill, net earnings as reported last year would have increased by $383,000 ($0.01 per share) for the fourth quarter, and $1,669,000 ($0.04 per share) for the fiscal year. Excluding amortization of goodwill, reported earnings before income taxes last year would have increased by $613,000 for the forth quarter, and $2,670,000 for the fiscal year. Earnings before income tax in fiscal 2002 thus reflect an increase of $7,565,000, or 102%, for the fourth quarter, and $12,939,000, or 65% for the fiscal year, over the same periods of the prior year, after adjusting for the exclusion of amortization of goodwill.


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Summary Financial Data:
                                                       Three Months Ended
                                               August 31, 2002   August 31, 2001
                                               ---------------   ---------------

Revenues                                           $86,365,000       $62,445,000

Earnings before income taxes                       $14,967,000        $6,789,000
Provision for income taxes                           5,866,000         1,423,000
                                               ---------------------------------
Reported net earnings                                9,101,000         5,366,000
Goodwill amortization                                  383,000
                                               ---------------------------------
Adjusted net earnings                               $9,101,000        $5,749,000
                                               =================================

Basic earnings per share:
   Reported net earnings                                  $.18              $.12
   Goodwill amortization                                                     .01
                                               ---------------------------------
   Adjusted net earnings                                  $.18              $.13
                                               =================================

Diluted earnings per share:
   Reported net earnings                                  $.17              $.11
   Goodwill amortization                                                     .01
                                               ---------------------------------
   Adjusted net earnings                                  $.17              $.12
                                               =================================

EBITDA                                             $17,283,000        $9,591,000
Depreciation and amortization                       $1,736,000        $2,007,000
Interest expense                                      $580,000          $795,000
Weighted average number of shares
   outstanding                                      51,660,000        45,857,000



                                                          Year Ended
                                               August 31, 2002   August 31, 2001
                                               ---------------   ---------------
Revenues                                          $242,222,000      $177,610,000

Earnings before income taxes                       $32,874,000       $17,265,000
Provision for Income Taxes                          11,890,000         6,137,000
                                               ---------------------------------
Reported net earnings                               20,984,000        11,128,000
Goodwill amortization                                                  1,669,000
                                               ---------------------------------
Adjusted net earnings                              $20,984,000       $12,797,000
                                               =================================

Basic earnings per share:
   Reported net earnings                                  $.44              $.24
   Goodwill amortization                                                     .04
                                               ---------------------------------
   Adjusted net earnings                                  $.44              $.28
                                               =================================

Diluted earnings per share:
   Reported net earnings                                  $.42              $.24
   Goodwill amortization                                                     .04
                                               ---------------------------------
   Adjusted net earnings                                  $.42              $.28
                                               =================================

EBITDA                                             $40,064,000       $27,629,000
Depreciation and amortization                       $4,646,000        $6,908,000
Interest expense                                    $2,544,000        $3,456,000
Weighted Average number of shares
   outstanding                                      48,050,000        45,834,000

Coolbrands markets Eskimo Pie(R), Chipwich(R) and Fruit-A-Freeze(R) branded frozen novelties and frozen dessert products. Eskimo Pie(R) created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie(R) remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana(R), Welch's(R), Weight Watchers(R) Smart Ones(R), Betty Crocker(R), Trix(R), Yoplait(R), Colombo(R) and Yoo Hoo(R) brand names pursuant to long-term licensing agreements. In addition, Coolbrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Fruz(R), I Can't Believe It's Yogurt(R), Bresler's(R), Swensen's(R), Golden Swirl(R), Ice Cream Churn(R), and Java Coast(R) Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.